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Exhibit

Exhibit            Description

99.1                 Announcement on 2021/11/30: To announce the registration of capital reduction due to cancellation of the RSA

99.2                 Announcement on 2021/12/02: UMC will attend investor conferences on 2021/12/07

99.3                 Announcement on 2021/12/02: UMC will attend investor conferences on 2021/12/08

99.4                 Announcement on 2021/12/08: Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on February 24th, 2021

99.5                 Announcement on 2021/12/13: To announce related materials on acquisition of machinery and equipment

99.6                 Announcement on 2021/12/15: The board meeting approved capital budget execution

99.7                 Announcement on 2021/12/06: November Revenue

99.8                 Announcement on 2021/12/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2021/11/26

2. Date of completion of capitalization change registration: 2021/11/26

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$124,843,773,340; the shares outstanding are 12,484,377,334 shares; book value per share is NT$20.91

(2) After the capital reduction: The paid-in capital is NT$124,832,475,660; the shares outstanding are 12,483,247,566 shares; book value per share is NT$20.91

(Note：Net worth per share was calculated based on the consolidated financial statements for the third quarter of 2021 reviewed by CPA, including the effect of share exchange with Chipbond Technology Corporation on November 5th, 2021.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2021/12/07

1. Date of institutional investor conference: 2021/12/07

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “TWN Semis, Foundry, OSAT, IC Design Supply Chain Virtual Day”, held by Goldman Sachs.

5. Any other matters that need to be specified: None

Exhibit 99.3

UMC will attend investor conferences on 2021/12/08

1. Date of institutional investor conference: 2021/12/08

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Global TMT Virtual Conference”, held by UBS.

5. Any other matters that need to be specified: None

Exhibit 99.4

Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on February 24th, 2021

1. Date of the board of directors’ resolution: NA

2. Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]:

United Microelectronics Corporation 2nd unsecured straight corporate bond issuance in 2021

3. Total amount issued: NT$5,000 million

4. Face value per bond: NT$1 million

5. Issue price: At par

6. Issuance period: 5 years

7. Coupon rate: Fixed rate at 0.63% p.a.

8. Types, names, monetary values and stipulations of collaterals: N/A

9. Use of the funds raised by the offering and utilization plan: purchase of equipment

10. Underwriting method: Public offering through underwriter

11. Trustees of the corporate bonds: CTBC Bank Co., Ltd

12. Underwriter or agent: MasterLink Securities Co., Ltd as the lead underwriter

13. Guarantor(s) for the issuance: None

14. Agent for payment of the principal and interest: CTBC Bank Co., Ltd

15. Certifying institution: None

16. Where convertible into shares, the rules for conversion: N/A

17. Sell-back conditions: None

18. Buyback conditions: None

19. Reference date for any additional share exchange, stock swap, or subscription: N/A

20. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A

21. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/11/01~2021/12/13

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,043,986,672;

total transaction price: NT$1,043,986,672

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

MURATA MACHINERY LTD., TAIWAN PROJECT OFFICE; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.6

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2021/12/15

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD76,273 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.7

United Microelectronics Corporation

December 6, 2021

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of November 2021.

1)	Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
November	Net sales	19,661,423	14,725,559	4,935,864	33.52%
Year-to-Date	Net sales	192,731,438	161,532,945	31,198,493	19.31%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	4,715,800	4,717,500	25,744,880
UMC (Note2)	500,000	500,000	25,744,880

Note1: On December 16, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 170 million. The actual amount lent to USC(Xiamen) as of November 30, 2021 was US$ 0 million.

Note2: On April 28, 2021, the board of directors resolved to lend funds to Wavetek for the amount up to NT$ 500 million. The actual amount lent to Wavetek as of November 30, 2021 was NT$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	17,712,170	17,698,950	115,851,961

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021 and October 27, 2021, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 318 million and CNY¥ 2,050 million.

4)	Financial derivatives transactions:

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	1,109,600	0
Fair Value	0	0	1,819	0
Net profit (loss) from Fair Value	0	0	1,760	0
Written-off Trading
Contracts	0	0	22,030,477	0
Realized profit (loss)	0	0	16,721	0

Exhibit 99.8

United Microelectronics Corporation

For the month of November, 2021

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of October 31, 2021	Number of shares as of November 30, 2021	Changes
Vice President Vice President Associate Vice President Associate Vice President	Mindy Lin Eric Chen S F Tzou J Y Wu	1,620,925 1,335,000 1,159,108 750,191	1,602,925 1,315,000 1,019,108 720,191	(18,000) (20,000) (140,000) (30,000)
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of October 31, 2021	Number of shares as of November 30, 2021	Changes
Vice President	Jerry CJ Hu	0	500,000	500,000